                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  ___________

                                AMENDMENT NO. 1

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


                         GUARANTY NATIONAL CORPORATION
                           (Name of Subject Company)

                         GUARANTY NATIONAL CORPORATION
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   401192109
                     (CUSIP Number of Class of Securities)


                               Michael L. Pautler
                        Senior Vice President - Finance
                         Guaranty National Corporation
                         9800 South Meridian Boulevard
                           Englewood, Colorado  80112
                                 (303) 754-8400
            (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)

                                    Copy to:
                              Hardin Holmes, Esq.
                    Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                            Denver, Colorado  80202
                                 (303) 623-2700

          This Statement amends the Schedule 14D-9 of Guaranty National Corporation dated May 22, 1996 (the "Schedule 14D-9") by incorporating by reference herein the information set forth in Exhibits 10, 11 and 12 hereto. This Statement also amends Items 3, 4, 6 and 9 of the Schedule 14D-9 by adding the information set forth below. Except as otherwise indicated herein, the
Schedule 14D-9 remains unchanged in all respects. Capitalized terms not otherwise defined herein are defined as set forth in the Schedule 14D-9.



Item 3.   Identity and Background

          (b) The portion of Item 3(b) of the Schedule 14D-9 entitled "Background of the Offer; Appointment of the Special Committee" is amended and supplemented as follows:

          On May 25, 1996, the Special Committee held a telephonic meeting to get further advice from its financial and legal advisors and to discuss its negotiating strategy with Orion.

          On May 28, 1996, the Chairman of the Special Committee met with Mr. Alan Gruber to further discuss and explain the Special Committee's concerns about the Offer. Although no agreements were reached, Mr. Gruber indicated his willingness to consider amending the Offer to include certain "back-end" protections for the Company's shareholders following the consummation of the tender offer.

          On May 29, 1996, Orion's general counsel and special outside counsel contacted the counsel to the Special Committee to inform him that Orion intended to amend its Offer to include certain of the "back-end" protections that had previously been suggested by the Special Committee and to extend the Offer for an additional five business days, until June 12, 1996. Later the same day, the Special Committee held a telephonic meeting to discuss the Offer and the recommendation of the Special Committee.

          On May 30, 1996, Mr. Gruber called the Chairman of the Special Committee to reiterate Mr. Gruber's belief that the engagement and incentive fee structure with the Special Committee's financial advisor raises serious questions about the objectivity and fairness of the evaluation process.

          Also on May 30, 1996, counsel for the Special Committee received a draft of the Purchasers' proposed amendments to the Offer from counsel for the Purchasers.

          Later that day, the Special Committee held a telephonic meeting to discuss the Offer and the recommendation of the Special Committee. The Special Committee determined that the Offer is inadequate because of the Offer price and the fact that the Offer is for less than 100% of the publicly-held Shares, but nonetheless it is making no recommendation at this time to the Company's shareholders. The Special Committee's determination is based on the following:

          (i) The opinion issued by the Special Committee's financial advisor, Salomon Brothers, that the Offer is inadequate, from a financial point of view, to the non-Orion shareholders.

          (ii) The fact that a shareholder who believes the Offer is inadequate may nevertheless feel compelled to tender his or her Shares because if the Offer is consummated, the public float represented by the remaining Shares will be substantially reduced. The smaller public float may reduce liquidity and lead to greater price volatility, which could result in a lower price for such Shares.

          (iii) The likelihood that, regardless of the recommendation of the Special Committee, Orion's Offer will continue and a significant number of Shares will be tendered.

          (iv) The Special Committee's review and analysis of presentations made to it by its financial advisor with respect to the valuation of the Company's stock as described in the Company's Schedule 14D-9 dated May 22, 1996.

          (v) The Special Committee's familiarity with the Company's business, financial condition, results of operations, current business strategy and prospects.

          (vi) The repeated attempts by the Special Committee and its financial advisor to induce Orion to increase its Offer price and change the structure of the Offer. Although such attempts have resulted in the "back-end" protections described below, the Special Committee believes it is doubtful that further discussions will result in any further changes in the Offer Price or number of Shares being purchased.

          (vii) The Special Committee's belief that if the Offer is consummated, Orion will not mismanage the Company or loot its assets, based upon Orion's conduct as a major or controlling shareholder of the Company since 1984.

          (viii) The fact that the Offer price of $17.50 per share represents a premium over the price of $16 1/8 at which the Shares were trading immediately prior to the Offer and over the average price during the last 12 months of $15.84, but is below the percentage premium that has been paid in other comparable transactions.

          (ix) The fact that Orion currently owns approximately 49% of the outstanding Shares, has stated that it has no interest in selling its Shares and has refused to identify the parties with whom Orion has discussed the possible acquisition of the Company. As a result, it is extremely difficult for the Company to effect an alternative transaction for the Company or the Shares, and the non-Orion shareholders therefore could not reasonably expect to receive a "control premium" for their Shares from a third party.

          (x) The likelihood that the Shares will continue to be traded on the New York Stock Exchange and that the Company will remain a reporting company under the Securities Exchange Act of 1934, as amended.

          (xi) The fact that shareholders who wish to retain a long-term interest in the Company may do so by not tendering their Shares.

The Committee also discussed, but made no decision, as to whether it should request its financial advisor to solicit interest from third parties in acquiring the Company and whether it should recommend to the Board of Directors that it amend the Company's Shareholder Rights Plan to eliminate the exemption for acquisitions by Orion, which could have the effect of causing Orion to withdraw the Offer if it did not have the approval of the Special Committee. Finally, the Committee instructed its counsel to contact Orion's counsel to inform him of the Special Committee's position with respect to the Offer and to attempt to initiate further discussions of the Offer between Orion and the Special Committee.

          On May 31, 1996, counsel to the Special Committee was informed by Counsel for Orion that the Purchasers would not further discuss with the Special Committee the Offer Price or the maximum number of Shares subject to the Offer. Also on that date, the financial advisor to the Special Committee issued its opinion to the Special Committee. (A copy of the opinion is included as Exhibit 12 to this Statement and is incorporated herein by reference.)

          On May 31, 1996, counsel for the Special Committee received the following revised draft of Purchasers' proposed amendments to the Offer:

               Following Mr. Gruber's meeting with the Chairman of the Special Committee on May 28, the Purchasers confirmed to legal counsel for the Company and the Special Committee on May 29 that, if at least 4,600,000 shares are validly tendered and accepted for payment and paid for, then:

               1. The Purchasers will not purchase, prior to the third anniversary of the Expiration Date, additional Shares (if after giving effect to such purchase they would own more than 81% of the outstanding shares) other than pursuant to an offer made to all holders of Shares which is conditioned on the acceptance of such offer by holders owning at least a majority of the Shares then outstanding which are not held by the Purchasers and their affiliates.

               2. If an offer is made to holders of Shares, as described in paragraph 1 above, prior to the third anniversary of the Expiration Date, the Purchasers will offer a purchase price involving consideration equal to at least $17.50 per share.

               3. The Purchasers will support adoption of a policy by the Board of Directors of the Company that any repurchase of Shares by the Company prior to the third anniversary of the Expiration Date should be approved by a majority of those members of the Board of Directors who are independent of and not employed by any of the Purchasers.

               4. If, at any time during the five years following the Expiration Date, the Purchasers should wish to sell as a block the Shares owned by them, or propose a merger or consolidation involving the Company, they will not do so unless (a) in the case of a sale of all Purchasers' Shares, the purchaser of such Shares undertakes to offer to purchase all other Shares outstanding for consideration of equivalent value to that offered to the Purchasers or (b) in the case of a merger or consolidation, all Shares are exchanged for substantially equivalent value.

          Counsel for the Purchasers has also stated to counsel for the Special Committee that after reviewing a copy of this Amendment it will file an amendment to the Purchasers' Schedule 14D-1.

          On June 1, 1996, the Special Committee held a telephonic meeting to discuss possible actions that could be taken with respect to the Offer and decided to request its financial advisor to solicit any interest of third parties in acquiring all or any part of the Company. Following the meeting, the Chairman of the Special Committee contacted its financial advisor and made such request.

Item 5.   The Solicitation or Recommendation

          (a) The Special Committee has unanimously determined, in light of all the relevant circumstances, that the Offer is inadequate because of the Offer price and the fact that the Offer is for less than 100% of the publicly-held Shares, but nonetheless it is making no recommendation at this time to the Company's shareholders. The Special Committee urges all shareholders to make their own determination as to whether to tender some or all of their Shares pursuant to the Offer based on the information set forth in the Offer to Purchase, this Schedule 14D-9, publicly available information about the Company and each shareholder's own personal circumstances. A letter to shareholders communicating the Special Committee's current position as to the Offer is filed herewith as Exhibit 10, and is incorporated by reference herein.

          (b) In reaching its determination with respect to the Offer, the Special Committee considered a number of factors, as described in Section 3(b), above.

          In view of the wide variety of factors considered in connection with their review of the Offer, the Special Committee found it impractical to, and therefore did not, quantify or otherwise assign relative weights to the specific factors it considered in reaching its conclusion with respect to the Offer.

Item 6.   Recent Transactions and Intent With Respect to Securities

          Item 6 of the Schedule 14D-9 is amended in its entirety to read as follows:

          (a) No transactions in Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company, except for the exercise of options to purchase 1,349 Shares on May 30, 1996 by Fred T. Roberts, President, Commercial Lines, in exchange for relinquishing options to purchase 12,651 shares at a price of $14.50 per share, and except for the open market purchases by Design Professionals Insurance Company, one of the Purchasers, on the dates and at the prices set forth below:


                                     Price Per Share
         Number of Shares          (net of commission)           Date
    --------------------------     -------------------         --------

             1,900                       $ 13.50               03/11/96
            10,000                       $ 13.625              03/12/96
             1,600                       $ 13.50               03/12/96

          (b) To the best of the Company's knowledge, the following of the Company's executive officers, directors, affiliates and subsidiaries who own Shares, presently intend to tender such Shares to the Purchasers pursuant to the
Offer:

               (i) William J. Shepherd, a director of the Company, intends to tender 5,000 Shares;

               (ii) Fred T. Roberts, President of the Commercial Lines Unit, intends to tender 4,315 Shares;

               (iii) Jacqueline L. Melton, the Company's Senior Vice President -Human Resources, intends to tender 7,586 Shares;

               (iv) James R. Pouliot, President of the Viking Division, intends to tender 13,000 Shares;

               (v) Michael L. Pautler, the Company's Senior Vice President-Finance and Treasurer, intends to tender 18,586 shares; and

               (vi) Arthur J. Mastera, President of the Personal Lines Division, intends to tender 19,232 shares.

          Mr. Pouliot purchased 1,000 Shares and Mr. Pautler purchased 600 shares of the Company within six (6) months of the Offer expiration date, and the tender by them of the above Shares will result in liability under Section 16 of the Securities Exchange Act of 1934, as amended. Messrs. Pautler and Pouliot intend to pay to the Company, pursuant to the rules and regulations promulgated under Section 16, the profits earned by them in connection with the earlier purchase and the current tender of an equal number of such Shares.

          The Company believes that Mr. Ware, the Company's Chief Executive Officer and a member of the Board of Directors of both the Company and Orion, Shelly J. Hengsteler, the Company's Controller, and the members of the Special Committee, Dennis Lacey, Carroll Speckman, M. Ann Padilla, Tucker Hart Adams and Richard R. Thomas, do not intend to tender any Shares in the Offer.

          The above officers and directors may change the number of Shares indicated, or change their determination as to whether or not they intend to tender Shares in the Offer, at any time prior to the expiration date of the Offer. None of the Company's directors or executive officers, in their capacities as such, makes any recommendation to the shareholders of the Company regarding the Offer. Messrs. Mastera, Pautler and Pouliot have stated that their intention to tender is based in part on their need to meet income tax obligations arising from the early termination of restrictions on certain shares held by them, as discussed above in Item 3(b).


Item 9.   Material to be Filed as Exhibits


     Exhibit 10 -  Letter to Shareholders, dated June 1, 1996

     Exhibit 11 -  Press release issued on June 1, 1996 (not included in copies mailed to shareholders)

     Exhibit 12 -  Opinion of Salomon Brothers Inc dated May 31, 1996

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  June 1, 1996


                              GUARANTY NATIONAL CORPORATION



                              By:/s/ Michael L. Pautler
                                 ----------------------
                                 Michael L. Pautler, Senior Vice President -
                                 Finance and Treasurer

                                 EXHIBIT INDEX

Description
- --------------

Exhibit 10 -    Letter to Shareholders, dated June 1, 1996

Exhibit 11 -    Press release issued on June 1, 1996

Exhibit 12 -    Opinion of Salomon Brothers Inc dated May 31, 1996

                                   EXHIBIT 10

                         Guaranty National Corporation
                         9800 South Meridian Boulevard
                           Englewood, Colorado  80112


                                  June 1, 1996



Dear Shareholder:

     On May 8, 1996, Orion Capital Corporation and certain of its subsidiaries ("Orion") commenced a cash tender offer (the "Offer") to purchase up to 4,600,000 shares of common stock of Guaranty National Corporation (the "Company") at a price of $17.50 per share. Orion currently owns approximately
49.5 percent of the Company's outstanding common stock. If the Offer is consummated and Orion acquires 4,600,000 shares pursuant to the Offer, Orion's percentage ownership of the outstanding common stock would increase to approximately 80.3 percent. Orion has stated that it will amend its Offer to include certain "back-end" protections as described in paragraph 3(b) of the attached Amendment No. 1 to the Company's Schedule 14D-9 (the "Amendment"), and that it will extend the Expiration Date of the Offer to June 12, 1996.

     The Special Committee has unanimously determined, in light of all the relevant circumstances, that the Offer is inadequate because of the Offer price and the fact that the Offer is for less than 100% of the publicly-held Shares, but nonetheless it is making no recommendation at this time to the Company's shareholders. The Special Committee urges all shareholders to make their own determination as to whether to tender some or all of their Shares pursuant to the Offer based on the information set forth in the Offer to Purchase, the Amendment, publicly available information about the Company and each shareholder's own personal circumstances.



                              Sincerely,


                              Dennis J. Lacey
                              Chairman of the Special Committee

                                   EXHIBIT 11


June 1, 1996

                                                           For Immediate Release
Contact:  Michael Pautler
          Senior Vice President of Finance
          (303) 754-8701, or
          Sharon McDougall
          Director of Communications
          (303) 754-8717

For:      Guaranty National Corporation (NYSE: GNC)

                         Guaranty National Corporation
                               Special Committee
                       Considers Tender Offer Inadequate
                          But Makes No Recommendation

(Englewood, Colorado) - Guaranty National Corporation ("GNC") announced today that its Special Committee of disinterested, outside directors has unanimously determined that the Orion tender offer is inadequate because of the offer price and the fact that the offer is for less than 100% of the publicly-held shares, but nonetheless it is making no recommendation at this time to the Company's shareholders. The Special Committee urges all shareholders to make their own determination as to whether to tender some or all of their shares pursuant to the offer.

In reaching its determination, the Special Committee considered a number of factors which are discussed in Amendment No. 1 to the Company's Schedule 14D-9 Solicitation/Recommendation Statement, which is being filed with the Securities and Exchange Commission and is being mailed to all GNC shareholders. The principal factors considered by the Special Committee in reaching its decision include (i) the opinion issued by the Special Committee's financial advisor, Salomon Brothers Inc, that the offer is inadequate, from a financial point of view, to the non-Orion shareholders, and (ii) that a shareholder who believes the offer is inadequate may nevertheless feel compelled to tender his or her shares because, if the offer is consummated, the public float represented by the remaining shares will be substantially reduced. The smaller public float may reduce liquidity and lead to greater price volatility, which could result in a lower price for such shares.

The Amendment includes a description of certain changes to the offer which Orion has stated it will make for the benefit of holders of those shares which are not purchased in the tender. Orion has also stated that it plans to extend the expiration date of the tender offer from June 5 to June 12, 1996.

Through its subsidiaries, Guaranty National writes specialty commercial and private passenger automobile insurance, as well as collateral protection and other commercial coverages. The Company is a leading provider of nonstandard personal automobile insurance written through independent agents. A.M. Best Company rates Guaranty National Insurance Company and its subsidiaries "A (Excellent)" and Viking Insurance Company of Wisconsin and its affiliate "A- (Excellent)". The Company's common stock is traded on the New York Stock Exchange under the symbol GNC.

                                   EXHIBIT 12

May 31, 1996


Special Committee of the Board of Directors
Guaranty National Corporation
9800 South Meridian Boulevard
Englewood, CO 80112

Ladies and Gentlemen:

Orion Capital Corporation and certain affiliates (collectively, "Orion") have commenced a tender offer (the "Orion Offer") to purchase up to 4,600,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of Guaranty National Corporation ("GNC" or the "Company") not owned by Orion at a price of $17.50 per share net to the seller in cash. The terms of the Orion Offer are more fully set forth in the Schedule 14D-1, dated May 8, 1996, as amended (the "Schedule 14D-1"), filed by Orion with the Securities and Exchange Commission. According to the Schedule 14D-1, Orion has no present intention to seek a merger or other business combination with the Company to acquire the remaining shares and anticipates, without providing any assurance, that the Common Stock will continue to be registered and listed for trading. The Orion Offer, collectively with the resulting minority ownership of Common Stock, is referred to herein as the "Orion Proposal." You have asked for our opinion as investment bankers as to the adequacy of the Orion Proposal, from a financial point of view, to the holders of Common Stock other than Orion (the "Non-Orion Stockholders").

As you are aware, we have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with its review of the Orion Proposal and will receive a fee for our services, including a substantial fee in the event certain transactions are consummated. In addition, in the ordinary course of our business, we may actively trade the debt and equity securities of both the Company and Orion for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

In connection with rendering our opinion, we have reviewed and analyzed material bearing upon the financial and operating conditions and prospects of the Company including, among other things, the following: (i) the Schedule 14D-1; (ii) certain publicly available information concerning GNC, including the Annual Reports on Form 10-K of GNC for the years ended December 31, 1995 and December 31, 1994, and the Quarterly Report on Form 10-Q of GNC for the quarter ended March 31, 1996; (iii) certain internal information of the Company, primarily financial in nature (including projections, forecasts and analyses prepared by or on behalf of the Company's management), concerning the business, assets, liabilities, operations and prospects of the Company furnished to us by the Company for purposes of our analysis, including the unaudited financial statements of GNC for the four-month period ended April 30, 1996, prepared by the Company; (iv) statutory financial information of GNC's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1994, and for the three-month period ended March 31, 1996;
(v) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (vi) certain publicly available information with respect to certain publicly traded companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; (vii) certain publicly available information concerning the nature and terms of certain other acquisition transactions and certain transactions involving the acquisition of minority interests by controlling stockholders that we consider relevant to our inquiry; and (viii) the financial terms of the Orion Proposal. We have also met with certain officers and employees of the Company to discuss matters we believe relevant to our inquiry including the past and current business operations, financial condition and prospects of the Company.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have neither attempted independently to verify nor assumed any responsibility for verifying any of such information. With respect to financial projections and forecasts, we have assumed that they were reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the future financial performance of the Company and we express no view with respect to such projections or forecasts or the assumptions on which they are based. We have not made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of the Company's assets, properties or facilities, nor have we been furnished with any such evaluations or appraisals.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for the Common Stock and for the equity securities of certain other companies that we believe to be comparable to the Company; and (iv) the nature and terms of certain other acquisition transactions and acquisitions of minority interests by controlling shareholders that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. We were not requested to solicit, and accordingly did not solicit, interest from any third party with respect to the acquisition of all or any part of the Company. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is for the sole benefit of the Special Committee in its consideration of the Orion Proposal and is, in any event, limited to the adequacy, from a financial point of view, of the Orion Proposal to the

Non-Orion Stockholder as to whether such holder should tender shares of Common Stock in the Orion Offer.

Based upon and subject to the foregoing, it is our opinion as investment bankers that as of the date hereof, the Orion Proposal is inadequate, from a financial point of view, to the Non-Orion Stockholders.

                              Very truly yours,


                              /s/ Salomon Brothers Inc